Mail Stop 3561

September 9, 2009

Mr. T. J. Jesky
Chief Executive Officer
EZJR, Inc.
3415 Ocatillo Mesa Way
North Las Vegas, NV 89031

      Re: **EZJR, Inc.**
              Item 4.01 Form 8-K
              Filed August 14, 2009
              File No. 000-51861

Dear Mr. Jesky:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

              Sincerely,

              Blaise A. Rhodes
              Staff Accountant
              Office of Beverages, Apparel and
              Health Care Services